UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                              (Amendment No. __) *

                       Renegade Venture (Nev.) Corporation
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                                (Name of Issuer)

                         Common Stock, $0.001 par value
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                         (Title of Class of Securities)

                                    759680309
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                                 (CUSIP Number)

                             Thomas J. Morgan, Esq.
                               Lewis and Roca, LLP
                              40 N. Central Avenue
                             Phoenix, Arizona 85003
                                 (602) 262-5712
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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 August 7, 2003
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement of Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this coverage page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 759680309                                                 Page 2 of 4

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1.      Names of Reporting Persons
        I.R.S. Identification Nos. of above Persons (entities only).

        John B. Sawyer
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2.      Check the Appropriate Box if a Member of a Group (See Instructions)
        (a)  [ ]
        (b)  [ ]
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3.      SEC Use Only

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4.      Source of Funds (See Instructions)          OO

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5.      Check if Disclosure of Legal Proceedings is Required Pursuant to Items
        2(d) or 2(e) [ ]

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6.      Citizenship or Place of Organization

        United States
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 NUMBER OF SHARES    7.     Sole Voting Power
BENEFICIALLY OWNED
 BY EACH REPORTING          2,900,000
      PERSON
       WITH
                     -----------------------------------------------------------
                     8.     Shared Voting Power

                            None
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                     9.     Sole Dispositive Power

                            400,000
                     -----------------------------------------------------------
                     10.    Shared Dispositive Power

                            2,500,000
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11.     Aggregate Amount Beneficially Owned by Each Reporting Person

        2,900,000
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12.     Check if the Aggregate Amount in Row 11 Excludes Certain Shares
        (See Instructions) [ ]

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13.     Percent of Class Represented by Amount in Row (11)

        22.85%
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14.     Type of Reporting Person (See Instructions)

        IN
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

CUSIP No.: 759680309                                                 Page 3 of 4



Item 1.  Security and Issuer

         (a)  common stock, $0.001 par value
         (b)  Renegade Venture (Nev.) Corporation ("RDVN")
              6901 South Park Avenue
              Tucson, AZ 85706

Item 2.  Identity and Background

         (a)  Name:  John B. Sawyer
         (b)  Business Address: 6901 South Park Avenue, Tucson, AZ 85706
         (c)  Occupation:  President and Chief Operating Officer
              Employer: Renegade Venture (Nev.) Corporation,
              6901 South Park Avenue, Tucson, AZ 85706
              Principal Business:  Commercial aircraft maintenance and repair
         (d)  Criminal Convictions in Last Five Years:  None
         (e)  Civil Proceedings Regarding Securities Violation in Last
              Five Years:  None
         (f)  Citizenship:  United States

Item 3.  Source and Amount of Funds or Other Consideration

         Under the terms of an Employment Agreement dated July 21, 2003, John B. Sawyer was granted 2,500,000 shares of RDVN's common stock. The shares are subject to forfeiture if Mr. Sawyer's employment with RDVN is terminated under certain circumstances. Holders of a majority of RDVN's outstanding stock ratified the Employment Agreement and stock grant on August 7, 2003. The ratification was by a consent that was effective as of July 28, 2003.

         Prior to the stock grant, Mr. Sawyer held 400,000 shares of RDVN's common stock.

Item 4.  Purpose of Transaction

         The shares were acquired by a stock grant to a key employee. No change in current management or operations is anticipated.

         Mr. Sawyer will continue to review his holdings and may consider certain types of transactions set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D. No such transactions are currently contemplated.

CUSIP No.: 759680309                                                 Page 4 of 4


Item 5.  Interest in Securities of the Issuer

         (a) Mr. Sawyer directly holds 2,900,000 shares or 22.85% of the total outstanding common shares of RDVN.

         (b)  (i)      Sole power to vote or to direct the vote:       2,900,000
              (ii)     Shared power to vote or direct the vote:                0
              (iii)    Sole power to dispose or to direct the
                       disposition of the shares:                        400,000
              (iv)     Shared power to dispose or to direct the
                       disposition of the shares:                      2,500,000

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

         The 2,500,000 shares are subject to forfeiture if Mr. Sawyer's employment with RDVN is terminated under certain circumstances. The forfeiture lapses with respect to 800,000 shares on July 1, 2004, 800,000 on July 1, 2005 and 900,000 shares on July 1, 2006.

Item 7.  Material to Be Filed as Exhibits


         Exhibit 1 (1)     Employment Agreement dated July 21, 2003 by and
                           between Renegade Venture (Nev.) Corporation and
                           John B. Sawyer.

(1) Incorporated by reference from RDVN's Form 8-K as filed with the Securities and Exchange Commission on August 8, 2003.


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


August 8, 2003                                       /s/ John B. Sawyer
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Date                                                 John B. Sawyer